THIRD QUARTER 2006

UNAUDITED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

September 30, 2006

	Birch Mountain Resources Ltd.
	Consolidated Balance Sheets

		UNAUDITED

As At	September 30, 2006	December 31, 2005

Assets
Current (Note 8 and 9)
Cash and cash equivalents (Note 3)	4,296,364	32,322,603
Accounts receivable (Note 18)	2,066,100	476,455
Inventory (Note 5)	2,841,122	-
Prepaids and deposits	4,846,124	441,545
	14,049,710	33,240,603

Restricted cash (Note 4)	3,250,000	1,000,000
Long-term prepaid	231,489	232,489
Property, plant and equipment (Note 2 and 6)	7,921,815	425,112
Mineral properties (Note 7)	38,277,530	13,662,648
Total Assets	63,730,544	48,560,852
Liabilities
Current
Accounts payable and accrued liabilities (Note 20)	9,719,843	3,369,083
Current portion of capital lease obligation (Note 12)	181,679	-
Bank loan (Note 9)	10,000,000	-
Other loan (Notes 10 and 23)	1,105,304	-
Deferred revenue	50,306	50,306
Other current liabilities (Note 11)	2,470,514	3,346,264
	23,527,646	6,765,653

Capital lease obligation (Note 2 and 12)	1,017,432	-
Asset retirement obligation (Note 13)	1,125,719	360,000
	25,670,797	7,125,653

Shareholders' equity
Share capital (Note 14)	47,437,830	46,950,953
Contributed surplus (Note 15)	4,508,048	1,774,873
Deficit (Note 16)	(13,886,131)	(7,290,627)
	38,059,747	41,435,199
Total Liabilities and Shareholders' Equity	63,730,544	48,560,852

See accompanying notes to the unaudited interim consolidated financial statements.

		Birch Mountain Resources Ltd.
		Consolidated Statements of Loss and Deficit

				UNAUDITED
	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005

Sales revenue (Note 2 and 18)	795,812	-	883,641	-
Cost of sales	708,844	-	787,948	-
Gross profit	86,968	-	95,693	-

Other Expenses (Income)
Amortization, accretion and depletion (Note 2)	122,760	16,658	170,805	45,325
Mineral exploration costs (Note 7)	393,750	83,450	868,704	442,999
Office	109,495	153,637	355,631	362,528
Professional fees (Notes 19 and 20)	378,312	191,208	746,309	684,279
Quarry operation costs	709,866	-	1,307,383	-
Salaries and benefits (Note 20)	263,066	169,019	775,719	469,079
Shareholder services and promotion (Note 20)	185,872	143,887	787,228	508,168
Stock-based compensation (Note 19)	916,146	477,783	2,128,944	1,262,066
Interest income	(69,369)	(73,612)	(449,526)	(123,202)
	3,009,898	1,162,030	6,691,197	3,651,242
Loss for the period	(2,922,930)	(1,162,030)	(6,595,504)	(3,651,242)
Deficit, beginning of period	(10,963,201)	(5,138,021)	(7,290,627)	(2,648,809)
Deficit, end of period	(13,886,131)	(6,300,051)	(13,886,131)	(6,300,051)

Loss per share
Basic and diluted (Note 17)	(0.04)	(0.01)	(0.08)	(0.05)

See accompanying notes to the unaudited interim consolidated financial statements

		Birch Mountain Resources Ltd.
		Consolidated Statements of Cash Flows

				UNAUDITED
	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005

Cash flows used in operating activities
Cash paid to suppliers	(8,638,922)	98,710	(11,554,958)	(764,656)
Cash paid to employees	(561,407)	(281,165)	(1,758,239)	(838,913)
Interest received	45,795	15,205	413,165	57,744
Net cash used in operating activities	(9,154,534)	(167,250)	(12,900,032)	(1,545,825)
Cash flows used in investing activities
Mineral exploration	(3,181,607)	(1,810,054)	(17,984,649)	(3,724,510)
Movement in restricted cash	-	(1,000,000)	(2,250,000)	(1,000,000)
Deposits on mining equipment		-		-
Purchase of capital assets	(5,436,208)	(23,045)	(6,380,045)	(77,553)
Net cash used in investing activities	(8,617,815)	(2,833,099)	(27,008,797)	(4,802,063)
Cash flows from financing activities
Issuance of common shares for cash	7,500	34,595,948	388,487	36,611,230
Proceeds from shareholder loan	1,100,000	-	1,100,000	-
Proceeds from short term bank loan	10,000,000	-	10,000,000	-
Net cash provided by financing activities	11,107,500	34,595,948	11,488,487	36,611,230
Increase/(decrease) in cash and cash	(6,664,849)	31,595,599	(28,026,239)	30,263,342
equivalents
Cash and cash equivalents, beginning of	10,961,213	4,112,013	32,322,603	5,444,270
period
Cash and cash equivalents, end of period	4,296,364	35,707,612	4,296,364	35,707,612

See accompanying notes to the unaudited interim consolidated financial statements

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the quarters ended September 30, 2006 and 2005 UNAUDITED

1.       Nature of operations and going concern uncertainty

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and developing its mineral leases and permits and operating a limestone quarry on it mineral leases, in Northern Alberta. At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology. However, over the past three and a half years its focus has been on the development of its industrial minerals. The mineral rights of the Company are to develop, extract and sell limestone products. The Company has two projects in its industrial minerals division, the Muskeg Valley Quarry and the Hammerstone Project, both of which are the development of and commercialization of the limestone contained on the Company's mineral leases. The Muskeg Valley Quarry is a limestone aggregate quarry approved by the governmental regulators. The Hammerstone Project is a planned quarry expansion and quicklime and cement plants. The Company must comply with conditions regulatory approvals such as to monitor ground water, report extraction and pay royalties thereon and then reclaim the site at the end of production.

To date, the Company has not earned significant revenues or generated sufficient cash flows and relies on financing to continue the development and operations of its mineral properties. The Muskeg Valley Quarry is operational and the Hammerstone Project is considered to be in the development stage. On August 2, 2006, the Company released an independent technical report, which indicates the existence of a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves significantly in excess of the current carrying value of the mineral properties. The financials have been prepared on a going concern basis, which presumes the realization of assets and settlement of liabilities through the normal course of operations. The financials do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities that maybe necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development and operation of its mineral properties.

2.       Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these consolidated financial statements are those used by the Company as set out in the audited consolidated financial statements for the year ended December 31, 2005 except as noted below. Certain information and note disclosure normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Accordingly, these interim consolidated financials statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2005.

Amortization, accretion and depletion - The mineral properties are depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. The amount of depletion is measured by the portion of the mines' economically recoverable proven reserves which are recovered during the period. Other assets are not amortized until they are put into use. The Asset Retirement Obligation (Note 13) is adjusted for accretion expense representing the increase in the fair value of the obligations and amortized over the mines useful life. The accretion expense is recorded as an operating expense through periodic charges to earnings.

Capital lease obligations - Leases meeting certain criteria are accounted for as capital leases. The imputed interest is charged against income. If the lease contains a term that allows ownership to pass to the Company or there is a bargain purchase option the capitalized value is depreciated over the estimated useful life of the related asset. Obligations under capital leases are reduced by rental payments net of imputed interest.

Revenue recognition - the Company supplies its products to construction and oil sands customers and recognizes revenue on the sale of its products when delivery occurs.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the quarters ended September 30, 2006 and 2005 UNAUDITED

3.       Cash and cash equivalents

At September 30, 2006, cash equivalents included $3,307,160 (December 31, 2005 - $32,911,272) invested in guaranteed investment certificates earning interest at rates of 3.5% to 4.0% (2005 - 2.15% to 2.55%).

4.       Restricted cash

The Company pledged as collateral $3,250,000 against a demand operating line, through assignment of one-year term deposits to the Royal Bank of Canada. The Company has drawn on the operating line for a stand-by letter of credit, which is explained in Note 8.

5.       Inventory

During the nine months ended September 30, 2006, the Company began production of limestone, which is crushed for use in various marketable products. The inventory consists of crushed limestone stockpiles and blasted but unexcavated material. Inventory includes direct production costs such as fuel, labour, contractors, production overhead and direct rock excavation work. Inventory is recorded at the lower of cost or net realizable value. The cost of finished products and in process inventories is determined on an average cost basis. At September 30, 2006, the Company has recorded inventory for work in progress of $740,768 and for finished product of $2,100,354.

6.      Property, plant and equipment

	September 30, 2006				December 31, 2005
		Accumulated	Net		Accumulated	Net Book
	Cost	Amortization	Book	Cost	Amortization	Value
			Value
Computers and software	393,308	281,307	112,001	333,238	251,222	82,016
Leasehold improvements	39,387	37,056	2,331	38,382	31,198	7,184
Limestone processing
plant	5,401,979	-	5,401,979	106,326	-	106,326
Mining equipment	2,040,190	4,110	2,036,080	112,638	-	112,638
Office equipment	640,139	270,715	369,424	346,791	229,843	116,948
	8,515,003	593,188	7,921,815	937,375	512,263	425,112

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the quarters ended September 30, 2006 and 2005 UNAUDITED

7.      Mineral properties

The Company holds significant mineral rights in the Athabasca region of Northern Alberta. At September 30, 2006, the Company's mineral properties consisted of 17 (2005 - 32) permits, 56 (2005 - 22) permits for which the Company has applied to convert to leases, and 69 (2005 - 69) leases, for a total area of 378,021 (2005 - 402,748) hectares.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division. Amounts capitalized and expensed related to mineral properties are as follows:
	Capitalized			Expensed for the period ended
	At September 30, 2006	For the 9 months ended Sept 30, 2006	At Dec 31, 2005	For the 3 months ended Sept 30, 2006	For the 9 months ended Sept 30, 2006

Asset retirement obligation	1,105,000	745,000	360,000	-	-
Administration	1,563,879	752,742	811,137	7,765	16,242
Assay and geological	112,646	6,902	105,744	-	-
Land lease and permit	152,216	92,408	59,808	364,495	603,206
Materials, services and drilling	8,886,252	3,891,743	4,994,509	7,786	153,385
Site preparation	23,226,508	17,224,681	6,001,827	-	-
Stripping costs during	1,063,587	1,063,587	-	-	-
operations
Salaries	1,727,044	680,565	1,046,479	12,192	63,381
Travel and accommodations	509,559	226,415	283,144	1,512	32,490
	38,346,691	24,684,043	13,662,648	393,750	868,704
Depletion	(69,161)	(69,161)	-	-	-
	38,277,530	24,614,882	13,662,648	393,750	868,704

		Capitalized		Expensed for the period ended
	At September 30, 2005	For the 9 months ended Sept 30, 2005	At Dec 31, 2004	For the 3 months ended Sept 30, 2005	For the 9 months ended Sept 30, 2005

Asset retirement obligation	400,000	375,000	-	-	-
Administration	400,243	320,860	79,383	8,175	24,183
Assay and geological	105,744	28,004	77,740	-	84
Land lease and permit	58,912	8,382	50,530	68,960	344,484
Materials, services and drilling	4,444,044	1,862,907	2,606,237	200	17,175
Site preparation	1,251,901	1,251,901	-	-	-
Salaries	903,014	318,759	584,255	4,457	51,075
Travel and accommodations	185,291	94,067	91,224	1,658	5,998
	7,749,149	4,259,880	3,489,369	83,450	442,999
Since inception, the Company has incurred a total of $43,217,632 of costs on mineral exploration and development of which, $38,277,530 has been capitalized.

8.      Operating line of credit

The Company has a revolving credit facility with a Canadian chartered bank that provides two types of credit. The first is a revolving demand loan, by way of either, Royal Bank prime based loans, letters of credit or letters of guarantee in the amount of $2,000,000. The second provides for a revolving lease line of credit by way of approved lease agreements to acquire capital assets in the amount of $5,000,000. The Company provided a general security agreement over all assets as collateral for this credit facility. At September 30, 2006, a $2,000,000 letter of credit was drawn against the revolving demand facility as guarantee to the Alberta Government for future site reclamation obligations as outlined in Note 13 and $1,199,111 was drawn against the lease line as outlined in Note 12.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the quarters ended September 30, 2006 and 2005 UNAUDITED

9.      Bank loan

The Company has a non-revolving bank loan with a Canadian chartered bank. The facility bears interest at prime rates plus 2% or Bankers' Acceptance rates plus 3% and is repayable in full from the net cash proceeds of any equity security or debt issuance or by December 31, 2006, whichever comes first. The Company provided a general security agreement over all assets as collateral for this loan. At September 30, 2006, the Company had drawn the maximum of $10 million, as permitted by the loan. The loan had an effective interest rate of 7.29% during the quarter.

10.    Other loan

The loan is payable to a corporation in which an officer is a significant shareholder, is unsecured, bears interest at 8% per annum, and is due on demand. The Company repaid the loan in full on October 2, 2006.

11.     Other current liabilities

The Company raised capital through the issuance of flow through shares in 2003 and 2004, that provided for an indemnity to the subscriber for additional taxes payable if Birch was unable to or failed to renounce the qualifying expenditures as agreed, without limiting the recourse of the subscriber. The Company applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004 and has subsequently determined some of these expenditures do not qualify for flow through tax treatment. The Company is exposed to costs for the indemnification of the subscribers and any assessed corporate taxes, penalties and interest. The Company has estimated and accrued a potential liability in the amount of $2,470,514 (2005- $3,346,264). In February 2006, the Company amended its tax filings, paid its estimated corporate taxes plus interest and updated the reported tax balances to reflect this change. The reported amount is subject to measurement uncertainty due to the tax filing positions of the subscribers, their tax rates and the amount of corporate taxes, penalties or interest that may be payable, which will not be known until any potentially affected subscribers are reassessed for their tax positions by the Canada Revenue Agency and these amounts become known to the Company. The Company believes this estimate could vary higher or lower by up to fifteen percent.

12.    Capital lease obligation

The Company financed a piece of quarry equipment costing $1,235,000 under a lease arrangement. The corresponding amount was drawn on the Company's $5,000,000 lease line of credit as described in Note 8. The lease term is for five years with 60 monthly payments of $21,282 commencing on August 3, 2006. The equipment has a residual value of $200,000, which is the purchase option at the end of the lease. The Company is treating the arrangement as a capital lease.

Principal payment requirements on the capital lease obligation over the next five years are as follows:

	2006	2005
2006	44,305	-
2007	184,692	-
2008	197,258	-
2009	210,678	-
2010 and thereafter	562,178	-
	1,199,111	-
Less current portion due within one year	181,679	-
Long term portion of capital lease obligation	1,017,432	-

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the quarters ended September 30, 2006 and 2005 UNAUDITED

13.     Asset retirement obligation

The Company has estimated the total discounted future cost of reclaiming the site of its limestone quarry to be $1,125,719 (2005 - $360,000). The total future undiscounted costs are estimated at $4,791,000 (2005 - $1,100,000). This estimate is based on estimates provided by consulting engineers to the Company for costs that would be incurred by third parties to return the Muskeg Valley Quarry to its reclaimed status as defined under the Company's environmental and operating permits. Costs are allocated to two categories and the future site restoration timing is determined by management. Site infrastructure will service the quarry for its estimated fifty year life and the initial production quarry area is estimated not be reclaimed for ten years. The discounted future cost estimates have been determined by management using a 3% inflation rate and a 7.5% credit adjusted risk free rate. The amounts are subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation, the inflation rate used and the discount rate used. A $2,000,000 irrevocable standby letter of credit was drawn on the Company's operating line of credit as a guarantee to Alberta Environment for the estimated future reclamation. Changes in the asset retirement obligation during the period are as follows:

	For the 9 months	For the year ended
	ended Sept 30, 2006	Dec 31, 2005
Balance, beginning of period	360,000	-
Change in estimate	90,000	-
Additional provision	655,000	360,000
Accretion expense (Note 2)	20,719	-
Balance, end of period	1,125,719	360,000

14.     Share capital

(a)      Authorized capital

Unlimited number of common voting shares, no par value
Unlimited number of preferred shares, issuable in series
Unlimited number of non-voting shares

(b)      Issued - Common shares

	Number	Amount
Balance December 31, 2005	80,421,487	46,950,953
Activity during the nine-month period ending September 30, 2006
Issued for cash on exercise of options	657,000	388,487
Reclassified from contributed surplus upon exercise of options	-	98,390
Balance September 30, 2006	81,078,487	47,437,830

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the quarters ended September 30, 2006 and 2005 UNAUDITED

(c)      Options

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2006. The purpose of the plan is to offer persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain an interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons. The plan contains provisions stating that the option period may not exceed five years and the aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. The options currently vest over a period of two years. The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms and vesting of the grants. When options are granted, the Compensation Committee sets the strike price equal to the closing price on the Toronto Venture Stock Exchange of the previous day. The Company has outstanding options on common shares as follows:

	Number of	Exercise	Weighted Average	Expiry
	Options	Price Range	Exercise Price ($)	Date
		($)
December 31, 2005	7,201,570	0.26 - 7.81	0.84	2006 - 2010
Granted	592,500	8.78	8.78	2011
Exercised	465,750	0.26 - 2.35	0.50	2006-2011
March 31, 2006	7,328,320	0.26 - 8.78	1.74	2006-2011
Granted	155,000	8.00 - 8.60	8.12	2011
Exercised	166,250	0.34 - 2.48	0.89	2006 - 2011
June 30, 2006	7,317,070	0.26 - 8.78	1.89	2007 - 2011
Granted	80,000	4.40	4.40	2011
Exercised	25,000	0.30	0.30	2008
September 30, 2006	7,372,070	0.26 - 8.78	1.93	2007 - 2011

Stock options outstanding and exercisable as at September 30, 2006 are as follows:

Exercise Price ($)	Number of Options Outstanding	Number of Options Exercisable	Expiry Date
0.26	690,000	690,000	March 2007
0.34	875,000	875,000	April 2007
0.30	1,420,000	1,420,000	October 2008
0.53	125,000	125,000	May 2009
0.55	1,633,250	1,633,250	August 2009
0.74	7,500	7,500	November 2009
2.35	217,500	217,500	January 2010
2.48	1,088,820	1,088,820	March 2010
2.09	262,500	196,875	April 2010
7.81	225,000	112,500	November 2010
8.78	592,500	296,250	January 2011
8.60	30,000	7,500	April 2011
8.00	125,000	31,250	June 2011
4.40	80,000	20,000	August 2011
1.93	7,372,070	6,721,445	2007 - 2011

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the quarters ended September 30, 2006 and 2005 UNAUDITED

15.      Contributed surplus

	For the 9 months	For the year ended
	ended Sept 30, 2006	Dec 31, 2005
Balance, beginning of period	1,774,873	338,569
Options granted to employees, directors and officers	2,825,082	1,700,671
Options granted to advisors	133,570	197,115
Reclassed to share capital upon exercise of options	(98,390)	(461,482)
Cancellation of options granted to advisors	(127,087)	-
Balance, end of period	4,508,048	1,774,873

16.    Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004. As a result, the deficit and share capital were reduced by $27,748,932.

17.    Loss per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the period. For purposes of the calculations, the weighted-average number of shares outstanding for the three and nine months periods ended September 30, 2006 were 81,056,428 and 80,925,420, respectively (2005 - 69,835,623 and 68,873,749, respectively). All of the outstanding options have been excluded from the calculation of diluted loss per share for all periods presented as the effect common shares issuable upon exercise of share options is anti-dilutive. All of the Company's outstanding options are available for dilution in future periods.

18.    Concentration of credit risk

Assets that potentially subject the Company to concentration of credit risk are sales and accounts receivable. The Company provides credit to most of its customers in the ordinary course of business, and generally collateral or other security is not required. The Company conducts ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company has two major customers that account for 90% of our revenues and accounts receivable, which subjects us to credit risk. The loss of any one of our large clients could have a material adverse effect on our financial position, results of operations and cash flows, however, these particular customers are large, well-known and respected entities in their industry and management does not consider the risk unmanageable.

19.     Stock-based compensation and stock-based expenses

	For the 3	For the 3	For the 9	For the 9
	months ended	months ended	months ended	months ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Stock-based compensation for stock issued and	636,954	-	1,378,444	658,515
vested in the current period
Stock-based compensation for stock issued in	559,617	645,954	1,446,638	801,087
prior periods and vested in the current period
Subtract stock-based compensation capitalized in	(280,425)	(168,171)	(696,138)	(197,536)
mineral properties
Net stock-based compensation expense	916,146	477,783	2,128,944	1,262,066
Stock-based expenses for options issued to	-	-	70,027	63,543
advisors in prior periods and vested in the
current period, included in professional fees (i)
Total stock-based expenses	916,146	477,783	2,198,971	1,325,609

(i) Expenses included in professional fees were valued based on the market price of the stock at the time of the transaction.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the quarters ended September 30, 2006 and 2005 UNAUDITED

The Company uses the Black-Scholes option-pricing model to estimate the fair-value for stock-based compensation for employees, directors, officers and advisors. The weighted average assumptions used for options issued to employees, directors and officers may differ from those used for options issued to advisors as the expected life of the options issued by the Company may be different as the term of the option is often shorter. The fair value of the options was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005
Expected life	2 years	1 to 2 years
Risk-free interest rate	6.0%	4.3%
Expected volatility	80%	100%
Annual dividends	nil	nil

20.     Related-party transactions

The Company incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties. In addition to the transaction described in Note 10, the Company had the following transactions with related parties for the three and nine months ended September 30, 2006:

  Included in shareholder services and promotion is $nil and $5,700 (2005 - $495 and $3,995) related to a company controlled by the spouse of a director.

  Included in professional fees is nil and $16,400 (2005 - $12,300 and 49,200) of consulting and legal fees related to a company owned by an officer.

  Included in professional fees is $72,398 and $127,290 (2005 - $136,979 and 210,466) of legal fees related to law firms in which officers are a lawyers.

  Included in professional fees is $5,286 and $14,451 (2005 - $nil) of legal fees related to a company owned by an officer.

  Included in salaries and benefits are amounts paid to a related party employee of $6,520 and $40,955 (2005- $nil and $2,498).

  Included in other loan is interest of $5,304 and $nil (2005 - $nil and $nil) payable to a corporation in which an officer is a significant shareholder.

  Included in accounts payable is $24,105 (2005 - $109,519) relating to these transactions.

21.     Income taxes

The income tax recovery for the nine months ended September 30 differs from the amount that is expected by applying the current tax rates for the following reasons:

	2006	2005
Loss before taxes	6,595,504	3,651,242
Expected tax recovery at 29.26% (2005-33.62%)	2,143,209	1,227,548
Impact of reduced tax rates	(1,277,255)	-
Non-deductible expenses for tax	(907,149)	(479,431)
Other	46,120	-
Valuation allowance	(4,925)	(748,117)
Future income tax recovery	-	-

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the quarters ended September 30, 2006 and 2005 UNAUDITED

22.     Segmented information

The Company's principal business segment, Industrial Minerals, is the acquisition, exploration and development of its mineral leases and permits. The Company also engages in ongoing exploration and research of mineral technology. In identifying these segments, the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy. The Industrial Minerals division will generate its revenue from the sale of limestone products such as aggregates and reagent products. The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries. The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment. The Company's activities are focused in Western Canada and the Company's assets are located in Alberta.

Segmented information for the periods ended September 30, 2006 and 2005 are as follows:

For the 3 months	Industrial	Mineral	Corporate	Total
ended September 30	Minerals	Exploration and
		Technology
2006
Sales revenue	795,812	-	-	795,812
Interest income	-	-	69,369	69,369
Expense	1,489,936	393,750	1,904,425	3,788,111
Loss	(694,124)	(393,750)	(1,835,056)	(2,922,930)
Assets	54,785,906	96,416	8,848,222	63,730,544
2005
Sales revenue	-	-	-	-
Interest income	-	-	73,612	73,612
Expense	-	83,450	1,152,192	1,235,642
Loss	-	(83,450)	(1,078,580)	(1,162,030)
Assets	8,052,598	102,065	37,078,715	45,233,378

For the 9 months	Industrial	Mineral	Corporate	Total
ended September 30	Minerals	Exploration and
		Technology
2006
Sales revenue	883,641	-	-	883,641
Interest income	-	-	449,526	449,526
Expense	2,166,556	868,704	4,893,411	7,928,671
Loss	(1,282,915)	(868,704)	(4,443,885)	(6,595,504)
Assets	54,785,906	96,416	8,848,222	63,730,544

2005
Sales revenue	-	-	-	-
Interest income	-	-	123,202	123,202
Expense	-	442,999	3,331,445	3,774,444
Loss	-	(442,999)	(3,208,243)	(3,651,242)
Assets	8,052,598	102,065	37,078,715	45,233,378

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the quarters ended September 30, 2006 and 2005 UNAUDITED

23.    Subsequent events

In July 2006, the Company entered into a purchase order for a crushing spread for the quarry totalling $6,922,050. At the same time, the Company signed a letter of commitment for a capital lease financing arrangement for the total purchase price of the equipment. The financing is through a capital leasing company. The preliminary commitment is for five years with 60 monthly payments of $110,800 commencing upon delivery of the equipment, which is anticipated in the next few months. The equipment has a 25% residual value, which is the purchase option at the end of the lease. The Company will treat the arrangement as a capital lease. The Company expects delivery and commissioning of the equipment to be complete in November 2006.

Subsequent to September 30, 2006, negotiations for compensation related to limestone extracted from one of the Company's mineral leases by a third party failed and a statement of claim against the third party was filed with the Court of Queen's Bench of Alberta. The outcome of the claim is not determinable at this time and will be reported in the financial statements when a decision is made by the courts or a negotiated settlement is reached.

Dan Rocheleau CA, was appointed by the Board of Directors to serve as Acting Chief Financial Officer, effective November 8, 2006, replacing Hansine Ullberg who is on maternity leave. Dan joined the Company as Director of Financial Reporting in June 2006.

24.     Comparative figures

Certain comparative figures have been reclassified to confirm with presentation adopted in the current period.